Exhibit 99.2

Employee Announcement

To: All Moderna Employees

From:  Stéphane Bancel

Subject: Moderna stock option exchange

Date:  Friday, October 3, 2025

Dear Team,

I want to share some good news with you: with the full backing of our Executive Committee and Board of Directors, we are proposing a one-time stock option exchange program. This is a rare and unique program that we want to offer you.

Why we are doing this

Over the past few years Moderna's stock price has fallen below the grant price of many employee stock options. Those “underwater” options no longer hold the value we intended when we granted them to you. The exchange program would let you trade in eligible old options for new ones priced at market value, restoring their potential to grow as Moderna grows.

Where we are in the process

•	Today, we filed the first set of required documents with the SEC.

•	Next, our shareholders will vote on the program at a special meeting on November 12.

•	If approved, the exchange window would open shortly afterward; during that window you can choose whether to participate.

What happens next

In the coming weeks we will run live Q&A sessions and post materials so you can see how the program would work and decide if it is right for you. For a quick overview, please visit go/optionexchange on myModerna.

Thank you for everything you do to advance our Mission. We believe this program puts the value of your equity back on track with Moderna’s future, and underscores how much we value your contributions.

Cheers,

Stéphane

This communication is not an offer to exchange any options. The option exchange has not yet commenced, and there can be no assurance that it will be implemented even if it is approved by Moderna shareholders. Moderna will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. If Moderna commences the option exchange, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. The new option grant date and end of the tender offer period is subject to change. You should read these materials carefully when they become available, because they will contain important information about the option exchange. You will also be able to obtain the tender offer statement and other documents filed by Moderna with the SEC free of charge from the SEC’s website at www.sec.gov.